[ATMOS ENERGY LETTERHEAD]

August 26, 2008

By: EDGAR Transmission –

Correspondence Filing

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	Atmos Energy Corporation

Annual Report on Form 10-K for the Year ended September 30, 2007

Filed November 29, 2007

Definitive Proxy Statement on Schedule 14A

Filed December 21, 2007

File No. 1-10042

Dear Mr. Owings:

We are responding to your letter dated August 12, 2008, commenting on our most recent Form 10-K and Definitive Proxy Statement filed with the Commission. At your request, we have keyed our responses to your comments by repeating below each comment contained in your letter, followed by our response to each such comment.

Annual Report on Form 10-K for the Year Ended September 30, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition, page 32

1.	Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, we note that you have not discussed in detail, if at all, how the recent escalation in certain commodity prices affects you. In future filings, please discuss in greater detail the trends and factors, such as this, that contribute to your overall financial position and affect your operations.

Mr. H. Christopher Owings

United States Securities and Exchange Commission

August 26, 2008

We prepared our Management’s Discussion and Analysis appearing in our Annual Report on Form 10-K for the fiscal year ended September 30, 2007 on an operating segment basis. For each operating segment, we provided an overview of the operating segment that described known material trends, demands, commitments, events or uncertainties that did have or were reasonably likely to have, a material impact on each operating segment’s financial condition or results of operations. For example, in our discussion of the overview of the natural gas distribution segment, we did describe the impact of higher natural gas costs, which are passed through to our customers under applicable regulations, on the financial condition and results of operations of that operating segment. In future filings, we will expand our discussion, if applicable, of the material impact that natural gas price changes or any other known material trends, demands, commitments, events or uncertainties had or are reasonably likely to have on the financial condition and results of operations of our operating segments.

Item 9A. Controls and Procedures, page 117

Management’s Evaluation of Disclosure Controls and Procedures, page 117

2.	You state that your disclosure controls and procedures were effective, and you state that your disclosure controls and procedures were designed to be effective at a reasonable assurance level. Therefore, please confirm for us, and in future filings state, if true, that your disclosure controls and procedures were effective at the reasonable assurance level you discuss.

We confirm that our disclosure controls and procedures were effective as of September 30, 2007, at the reasonable assurance level discussed in our disclosure in Item 9A, Controls and Procedures, in our Annual Report on

Form 10-K for the fiscal year ended September 30, 2007. We will revise our future filings to state, if true, that our disclosure controls and procedures are effective at such reasonable assurance level, as set forth in our response to Comment 4 below.

3.

Also, it appears that you have separated your definition of disclosure controls and procedures. First, you state that your disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by you in reports you file with us is recorded, processed, summarized, and reported within the time periods specified by our rules and forms. Second, you state that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in this annual report was accumulated and communicated to your management to allow timely decisions regarding required disclosure. Both of these

Mr. H. Christopher Owings

United States Securities and Exchange Commission

August 26, 2008

statements comprise the entire definition of disclosure controls and procedures. Therefore, please confirm for us, and revise in future filings to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by you in reports you file with us is recorded, processed, summarized, and reported within the time periods specified by our rules and that information required to be disclosed by you in your periodic reports is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure.

We confirm that our disclosure controls and procedures are designed to be effective at the reasonable assurance level. Although it has always been our intention to disclose that our disclosure controls and procedures are designed at this level, we will be more explicit concerning such disclosure in our future filings. Accordingly, we will revise our future filings to state, if true, that our disclosure controls and procedures are designed to provide such reasonable assurance, as set forth in our response to Comment 4 below.

4.	Further, where you state that your disclosure controls and procedures are effective at the reasonable assurance level, please either include no further definition of disclosure controls and procedures if you have included the entire definition of disclosure controls and procedures elsewhere in your disclosure, or include the entire definition of disclosure controls and procedures after discussing whether your disclosure controls and procedures are effective at the reasonable assurance level. For example, you may state that your disclosure controls and procedures are effective at the reasonable assurance level, or you may state that your disclosure controls and procedure are effective at the reasonable assurance level to provide reasonable assurance that information required to be disclosed by you in reports you file with us is recorded, processed, summarized, and reported within the time periods specified by our rules and that information required to be disclosed by you in your periodic reports is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure.

As discussed above in Comment 3, we will revise our future filings to state, if true, that our disclosure controls and procedures are designed to be effective at the reasonable assurance level and in fact are effective at such level. Accordingly, if applicable, our disclosure in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 will read as follows:

“We carried out an evaluation, as required by Rule 13a-15(e) under the Exchange Act, with the participation of the Company’s principal executive officer and principal financial officer, of the effectiveness of the Company’s

Mr. H. Christopher Owings

United States Securities and Exchange Commission

August 26, 2008

disclosure controls and procedures as of September 30, 2008. Based on this evaluation, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2008 to provide reasonable assurance that information required to be disclosed by us, including our consolidated entities, in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.”

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 10

5.	We note that you have adopted written guidelines to identify any potential related person transactions between you and related persons. Please file these guidelines.

We believe that our proxy statement disclosure under “Related Person Transactions” in our definitive proxy statement dated December 21, 2007 sets out all material elements of our related person transactions guidelines in accordance with all requirements of Item 404(b) of Regulation S-K. We believe that our disclosure is comprehensive, including for example the definitions of “related person transaction” and “related person,” and that the filing of such guidelines would not improve the disclosure and would not advance the understanding of investors concerning our guidelines.

Director Compensation, page 14

6.	Please disclose by footnote the grant date fair value of each equity award in all applicable director compensation tables. See Item 402(d)(2)(viii) of Regulation S-K.

In fiscal 2007, the principal equity awards to our directors were granted on March 9, 2007 with a grant date fair value of $31.35. The remainder of the awards granted were principally in the form of dividend equivalents payable on the cumulative equity holdings of the directors

Mr. H. Christopher Owings

United States Securities and Exchange Commission

August 26, 2008

that were paid at the end of each calendar quarter. In all future filings where director compensation tables are required, we will disclose by footnote the grant date fair value of each equity award in accordance with the instructions to Item 402(k)(2)(iii) and (iv) of Regulation S-K concerning director compensation.

Compensation Discussion and Analysis, page 20

Executive Compensation Consultant, page 21

7.	Please clarify whether your chief executive officer met with representatives of Towers Perrin regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works, if any. Also, please describe in greater detail the nature and scope of Towers Perrin’s assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Our chairman, president and chief executive officer, Robert W. Best, met with representatives of Towers Perrin along with the members of the Human Resources Committee (the “Committee”) to review and discuss the compensation of all other named executive officers. However, at no time did Mr. Best meet with representatives of Towers Perrin regarding his compensation. The only other executive officer of the Company who regularly works with Towers Perrin is Wynn D. McGregor, Senior Vice President, Human Resources. In future filings, we will expand the discussion under “Management’s Role in Setting Executive Compensation” accordingly, if applicable.

The Committee entered into a written agreement with Towers Perrin to act as its executive compensation advisor and directed Towers Perrin to (i) regularly attend meetings of the Committee, (ii) conduct studies of competitive compensation practices and (iii) develop conclusions and recommendations related to the executive compensation plans of the Company for consideration by the Committee. Specifically, the Committee instructed Towers Perrin to work with management of the Company as necessary to prepare reports and analyses on such matters as the (i) identification of peer group companies, (ii) assessment of competitive compensation for non-employee directors, (iii) review of base salary, annual incentives, and long-term incentive compensation opportunities relative to competitive practices for executive compensation and (iv) discussion of emerging issues and trends in executive compensation. In future filings, we will expand the discussion under

Mr. H. Christopher Owings

United States Securities and Exchange Commission

August 26, 2008

“Executive Compensation Consultant” to discuss each of the material elements of the instructions or directions given with respect to the performance of the executive compensation consultant’s duties under the engagement.

Competitive Compensation Benchmarking, page 21

8.	We note that you benchmark all elements of compensation for your named executive officers against appropriate job matches from 13 public companies that you name with significant gas distribution operations. Also, we note that you benchmark compensation for your named executive officers against a Towers Perrin survey of more than 90 gas and electric utility companies and an American Gas Association Executive Compensation Survey of 60 companies with gas distribution operations. Please provide greater detail regarding these benchmarks and their components. Also, please disclose all of the component companies from the Towers Perrin and American Gas Association Executive Compensation surveys you use in benchmarking compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Our competitive compensation benchmarking for the named executive officers was based primarily on the 13 companies identified as our proxy peer group. The compensation elements considered in the benchmarking were base salary, annual incentive compensation and long-term compensation. The companies in the proxy peer group were selected because they represent those companies considered by the Committee to be the most comparable to the Company in terms of business operations, annual revenue, market capitalization and overall financial performance. The companies in the proxy peer group are selected annually by the Committee, after its review of the recommendation of Towers Perrin.

In order to supplement the executive compensation information derived from its study of the proxy peer group discussed above, the Committee also considered executive compensation benchmarking from the Towers Perrin 2006 Energy Services Industry Executive Compensation Database. A listing of the component companies in this database is attached to this letter as Exhibit A. In future filings, we will clarify our use of compensation benchmarking information and will include a listing of the component companies in this database if used for benchmarking purposes. The companies in this database represent a more diverse set of companies in the energy services industry, including companies in the gas, nuclear and electric utilities industries. In order to adjust for size differences, Towers Perrin employed a statistical analysis based on relative total annual revenues to determine competitive pay rates for our named executive officers based upon the data derived from all companies in the Towers Perrin database.

Mr. H. Christopher Owings

United States Securities and Exchange Commission

August 26, 2008

Using primarily the proxy peer group compensation analysis, along with the Towers Perrin 2006 Energy Services Industry Executive Compensation Database discussed above, we determined the total targeted level of compensation for each named executive officer that represented the 50th percentile level for each position. A named executive officer’s total compensation was considered competitive if his total targeted level of compensation fell within +/ - 15 percent of the 50th percentile level amount. The total targeted level of compensation of each of our named executive officers fell within such range.

The Committee also used proprietary executive compensation information found in the 2006 American Gas Association Compensation Survey, as a source of more general information to assist it in its executive compensation level deliberations rather than for compensation benchmarking purposes. We will clarify our use of this information in future filings, if applicable.

Elements of Executive Compensation, page 22

9.	We note that your annual opportunity targets differ among your named executive officers. For example, the incentive plan target for your chief executive officer is 80% of base salary and your incentive plan target for your chief financial officer is 55% of base salary. Please explain the reason or reasons that you chose these varying percentages for each named executive officer.

We have historically used varying percentages for annual target bonus opportunities for all our officers, based on each officer’s particular pay grade, which range from Grades 10-13 for our named executive officers. Our pay grades are based on the job content and responsibility of each officer position and the potential impact that each officer could have on the operations and financial condition of the Company. The target bonus opportunities for each officer are reviewed each year and benchmarked against the 50th percentile as described above. At its discretion, the Committee may subsequently adjust the target bonus opportunities to levels it considers competitive relative to the companies included in the aforementioned surveys.

Mr. H. Christopher Owings

United States Securities and Exchange Commission

August 26, 2008

Grants of Plan-Based Awards for Fiscal Year 2007, page 31

10.	We note that you have not issued stock options to your executive officers during fiscal year 2007. Even so, please clarify whether the Human Resources Committee has formalized any procedures regarding grants of stock options.

The Committee does not have established formal written procedures regarding the issuance of stock options, which have not been granted since fiscal year 2003. Should the Committee decide to act on stock options in the future, we anticipate that it would consider the development of written procedures regarding the granting of stock options.

Atmos Energy Corporation acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on this letter, please direct them to our Controller, Fred Meisenheimer, at (972) 855-3231, or in his absence, to our Chief Financial Officer, John P. Reddy, at (972) 855-3723. Thank you for your attention.

Sincerely,
/s/ LOUIS P. GREGORY
Louis P. Gregory
Senior Vice President and
General Counsel

cc:	Mr. John Fieldsend,
U.S. Securities and Exchange Commission
John P. Reddy

EXHIBIT A

TOWERS PERRIN 2006 ENERGY SERVICES

INDUSTRY EXECUTIVE COMPENSATION DATABASE

AES	New York Power Authority
AGL Resources	Nicor
Allete	NorthWestern Energy
Ameren	NRG Energy
American Electric Power	NSTAR
American Transmission	Nuclear Management
Aquila	NW Natural
Atmos Energy	OGE Energy
Authority	Oglethorpe Power
Avista	Omaha Public Power
Board	ONEOK
California Independent System Operator	Otter Tail
CenterPoint Energy	Pacific Gas & Electric
CH Energy Group	PacifiCorp
Cleco	Peoples Energy
CMS Energy	Pepco Holdings
Colorado Springs Utilities	Pinnacle West Capital
Consolidated Edison	PNM Resources
Covanta Energy	Portland General Electric
Dominion Resources	PPL
DTE Energy	Prisma Energy
Duke Energy	Progress Energy
Dynegy	Public Service Enterprise
E.ON U.S.	Puget Energy
Edison International	Reliant Resources
El Paso	Salt River Project
Enbridge Energy	SCANA
Energen	Sempra Energy
Energy East	Southern Company
Energy Northwest	Southern Union
Enron	STP Nuclear Operating
Entergy	SUEZ Energy North America
Equitable Resources	Targa Resources
Eugene Water & Electric	TECO Energy
Exelon	Tennessee Valley Authority
FirstEnergy	TransCanada
FPL Group	TXU
Great Plains Energy	UIL Holdings
Hawaiian Electric	UniSource Energy
IDACORP	United States Enrichment
JEA	Unitil
Lower Colorado River	Vectren
MarkWest Energy	Westar EnergyAllegheny Energy
MDU Resources	Williams Companies
MGE Energy	Wisconsin Energy
Mirant	Wolf Creek Nuclear
National Enrichment Facility	WPS Resources
National Fuel Gas	Xcel Energy
New York Independent System Operator